Exhibit 99.1

For Immediate Release

Compugen Achieves Preclinical Milestone
in Cancer Immunotherapy Collaboration with Bayer

Holon, Israel, April 18, 2016 – Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, announced today that it has achieved a first preclinical milestone for CGEN-15022 pursuant to its cancer immunotherapy collaboration with Bayer. The collaboration provides for the research, development, and commercialization of antibody-based cancer therapeutics against two novel Compugen-discovered immune checkpoint regulators, CGEN-15001T and CGEN-15022.

In December 2015, the Company announced the achievement of the third preclinical milestone for CGEN-15001T, the more advanced of the two programs, which at that time was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization, under milestone and royalty bearing licenses from Compugen.

Pursuant to an amendment to the agreement, CGEN-15022’s anti-cancer immune response continues to be evaluated under the joint preclinical research program.

For additional information, please refer to Compugen’s recent Form 6-K filing.

About the Compugen/Bayer Agreement
In August 2013, Compugen and Bayer entered into a collaboration and license agreement for the development and commercialization of antibody-based cancer immune therapeutics against two novel Compugen-discovered immune checkpoint regulator candidates.  Compugen received an upfront payment of $10 million and is eligible to receive over $500 million in potential milestone payments for both checkpoint programs, plus the remaining portion of an additional $30 million of potential milestone payments associated with joint preclinical research for the two programs.

About Compugen
Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The primary focus of the Company’s current pipeline is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com/.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and may not be successful in generating adequate revenues or commercializing aspects of our business model, and the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892